SEC File Number: 000-25417

                                                         CUSIP Number: 890888100


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [x] Form 10-Q
               [ ] Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

               For Period Ended: June 30, 2008

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:

Read Instruction (on back page) Before Preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


ICC Worldwide, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


N/A
--------------------------------------------------------------------------------
Former Name if Applicable



3334 E. Coast Highway #424
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Corona Del Mar, CA 92625-2328
--------------------------------------------------------------------------------
City, State and Zip Code



                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)   The subject annual report, semi-annual report, transition report |
            on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

 State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2008 (the "Report") by the prescribed date of August 14, 2008 without unreasonable effort or expense because its internal accountants need additional time to complete portions of the Report as a result of the transition to new business of the Company in Italy. The registrant intends to file its Report on or prior to the prescribed extended date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Scott Anderson                     (949)                     200-7569
--------------------------------------------------------------------------------
        (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant disposed of its former business during 2007 and has commenced operating a new business. The results of operations for 2008 are therefore not similar to the results of operation for 2007.

                               ICC Worldwide, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 14, 2008             By  /s/ Scott Anderson
     -------------------               -----------------------------------------
                                           Scott Anderson
                                           Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.